UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
TO § 240.13d-2(a)
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
Under the Securities Exchange Act of 1934

Elanco Animal Health Incorporated
(Name of Issuer)
Common Stock, no par value
(Title of Class of Securities)
28414H103
(CUSIP Number)
Michael D. Adamski Sachem Head Capital Management LP 250 West 55th Street, 34th Floor New York, NY 10019 212-714-3300
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)

Copies to:
Richard M. Brand
Joshua A. Apfelroth
Cadwalader, Wickersham & Taft LLP
One World Financial Center
New York, NY 10281
(212) 504-6000

December 13, 2020
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 28414H103	SCHEDULE 13D	Page 2 of 8

1	NAME OF REPORTING PERSON OR
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Sachem Head Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
27,835,500

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
27,835,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
27,835,500

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.9%

14	TYPE OF REPORTING PERSON
IA

CUSIP No. 28414H103	SCHEDULE 13D	Page 3 of 8

1	NAME OF REPORTING PERSON OR
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Uncas GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
27,835,500

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
27,835,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
27,835,500

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.9%

14	TYPE OF REPORTING PERSON
OO

CUSIP No. 28414H103	SCHEDULE 13D	Page 4 of 8

1	NAME OF REPORTING PERSON OR
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Sachem Head GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
11,000,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
11,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,000,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.3%

14	TYPE OF REPORTING PERSON
OO

CUSIP No. 28414H103	SCHEDULE 13D	Page 5 of 8

1	NAME OF REPORTING PERSON OR
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Scott D. Ferguson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
27,835,500

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
27,835,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
27,835,500

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.9%

14	TYPE OF REPORTING PERSON
IN

CUSIP No. 28414H103	SCHEDULE 13D	Page 6 of 8

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”), amends and supplements the Schedule 13D filed on October 7, 2020 (the “Initial 13D” and as amended and supplemented through the date of this Amendment No. 2, collectively, the “Schedule 13D”) by the Reporting Persons, relating to the common stock, no par value (the “Common Stock”), of Elanco Animal Health Incorporated (the “Issuer”). Capitalized terms not defined in this Amendment No. 2 shall have the meaning ascribed to them in the Schedule 13D.
The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is hereby amended as follows:

Item 4.	Purpose of Transaction
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:
The information set forth in Item 6 is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:
On December 13, 2020, the Issuer entered into a cooperation agreement with Sachem Head, on behalf of the Reporting Persons and the Sachem Head Funds (the “Cooperation Agreement”).
Pursuant to the Cooperation Agreement:
•
William Doyle has been appointed to the board of directors (the “Board”) of the Issuer as a director in the class with a term expiring at the Issuer’s 2021 annual meeting of shareholders (the “2021 Annual Meeting”), Scott Ferguson has been appointed to the Board in the class with a term expiring at the Issuer’s 2022 annual meeting of shareholders (the “2022 Annual Meeting”) and Paul Herendeen has been appointed to the Board in the class with a term expiring at the Issuer’s 2023 annual meeting of shareholders (the “2023 Annual Meeting”). The Board has agreed to rebalance its classes and appoint Mr. Herendeen to the class with a term expiring at the 2022 Annual Meeting no later than the completion of the 2021 Annual Meeting;

•
Mr. Doyle has been appointed to serve as a member of the Issuer’s Innovation, Science and Technology Committee and Finance and Oversight Committee. Mr. Ferguson and Mr. Herendeen have each been appointed to serve as members of the Issuer’s Finance and Oversight Committee;

•
the Issuer will include Mr. Ferguson and Mr. Herendeen on the slate of nominees recommended by the Board in the Issuer’s proxy statement and proxy card relating to the 2022 Annual Meeting, subject to certain conditions being met, and support each in a manner no less rigorous and favorable than the manner in which the Issuer supports its other nominees in the aggregate;

•
the Reporting Persons have agreed that, in the event the Reporting Persons and their affiliates’ aggregate economic exposure is less than 4.5% of the shares of Common Stock outstanding (as calculated pursuant to the Cooperation Agreement), the Reporting Persons will cause Mr. Ferguson to tender his resignation from the Board to the Board, effective immediately, and cause Mr. Herendeen to tender his resignation from the Board to the Board, effective as of immediately prior to the next annual meeting;

•
until the Standstill Termination Date (as defined below), the Reporting Persons shall, or in the case of shares beneficially owned, cause the record holder to, as of the record date for the applicable annual meeting, be present for quorum purposes and (i) vote in favor of (a) all nominees of the Issuer in its proxy statement for election to the Board, (b) any advisory vote on executive compensation and (c) the ratification of the appointment of the Issuer’s independent registered public accounting firm, and (ii) vote against (a) any stockholder nominations for directors which are not recommended by the Board for election to the Board and (b) any proposals or resolutions to remove any member of the Board;

•
the Reporting Persons agreed to refrain from taking certain actions with respect to the Issuer until the later of (i) the date that is five (5) days after the date on which neither Mr. Ferguson nor any officer, director, consultant, partner or employee of Sachem Head or affiliate of the foregoing continues to serve on the Board and (ii) the date that is forty-five (45) days before the closing of the non-proxy access shareholder director nomination window for the 2023 Annual Meeting (the “Standstill Termination Date”); and

•
subject to certain exceptions, if Mr. Ferguson or Mr. Herendeen ceases to serve as a member of the Board before his term expires, the Reporting Persons shall be entitled to recommend another individual to be appointed to the Board and, subject to certain conditions, the Board shall appoint such individual to the same class of the Board on which Mr. Ferguson or Mr. Herendeen, as applicable, served.

The foregoing summary of the Cooperation Agreement is qualified in its entirety by reference to the actual language of that agreement, a copy of which is filed herewith as Exhibit 99.4 and is incorporated herein by reference.
Old Quarry Master and Sagamore Master V remain parties to Cash Settled Swaps referencing 15,022,790 shares of Common Stock in the aggregate.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement, among Sachem Head Capital Management LP, Uncas GP LLC, Sachem Head GP LLC and Scott D. Ferguson.*

Exhibit 99.2	Trading data.*

Exhibit 99.3	Trading data.*

Exhibit 99.4	Cooperation Agreement, dated December 13, 2020, by and between Elanco Animal Health Incorporated and Sachem Head Capital Management LP.

*Previously filed.

CUSIP No. 28414H103	SCHEDULE 13D	Page 7 of 8

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: December 15, 2020
SACHEM HEAD CAPITAL MANAGEMENT LP

By: Uncas GP LLC, its General Partner

By:	/s/ Scott D. Ferguson
Scott D. Ferguson Managing Member

UNCAS GP LLC

By:	/s/ Scott D. Ferguson
Scott D. Ferguson Managing Member

SACHEM HEAD GP LLC

By:	/s/ Scott D. Ferguson
Scott D. Ferguson Managing Member

By:	/s/ Scott D. Ferguson
Scott D. Ferguson Managing Member

CUSIP No. 28414H103	SCHEDULE 13D	Page 8 of 8

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibits
Exhibit 99.1	Joint Filing Agreement, among Sachem Head Capital Management LP, Uncas GP LLC, Sachem Head GP LLC and Scott D. Ferguson.*
Exhibit 99.2	Trading data.*
Exhibit 99.3	Trading data.*
Exhibit 99.4	Cooperation Agreement, dated December 13, 2020, by and between Elanco Animal Health Incorporated and Sachem Head Capital Management LP.

*Previously filed.